May 6, 2016
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
Attn: Mr. Larry Spirgel, Assistant Director
Re:    Omnicom Group Inc.
Form 10‑K for the fiscal year ended December 31, 2015
Filed February 9, 2016
File No. 001-10551

Dear Mr. Spirgel:
This is our supplemental response that we agreed to provide during our discussion on the May 4, 2016 conference call between Omnicom Group Inc. and the Securities and Exchange Commission (the “Commission”) Staff (the “Staff”) regarding Omnicom's April 12, 2016 initial response to the Staff's March 29, 2016 comment letter concerning filings subsequent to Omnicom’s 2015 Annual Report on Form 10-K (the “2015 10-K”). For your convenience, the comment is repeated below. All references to “Omnicom,” “we,” “us” and “our” refer to Omnicom Group Inc.
2015 10-K Consolidated Statements of Income, page F-5
Please revise your income statement presentation to fully comply with the line item requirements of Rule 5-03 of Regulation S-X.
Response
In future filings, Omnicom will present the following line items on the face of the income statement in accordance with Rule 5-03 of Regulation S-X and as set forth on Attachment 1:
•Cost of services;
•Selling, general and administrative expenses; and
•Depreciation and amortization.

Cost of Services
Cost of services includes salary and service costs and occupancy and other costs incurred in connection with agency operations and the delivery of our services to clients.
As a service business, salary and service costs, which tend to fluctuate with changes in revenue, make up the vast majority of our operating expenses and substantially all these costs comprise the essential components directly linked to the delivery of our services, such as employee compensation, including freelance labor, employee benefit related costs, direct service costs, including the costs of third-party suppliers, and client-related travel costs.
Occupancy and other costs, which are less directly linked to changes in revenue, consist of the indirect costs related to the delivery of our services, including office and equipment rent, other occupancy costs, technology costs, general office expenses and other expenses.

Selling, General and Administrative Expenses (“SG&A”)
SG&A expenses include third-party marketing costs and the cost of our corporate and executive offices, including compensation and related benefits and occupancy and other costs, group-wide accounting, finance and treasury, legal and governance, human resource oversight and similar costs and professional fees.

Depreciation and Amortization
Depreciation and amortization expense will be separately disclosed on the face of the income statement.
Footnotes
Additionally, in future filings we will provide the above description of the components of Cost of Services and SG&A expenses in the footnotes to our financial statements.

*****

At the request of the Staff, Omnicom acknowledges that (i) Omnicom is responsible for the adequacy and accuracy of the disclosure in the above-referenced filings, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the above-referenced filings, and (iii) Omnicom may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that you find the foregoing to be responsive. Please do not hesitate to contact us if you have any questions regarding the foregoing and, of course, if you have any additional comments. Questions or comments should be directed to me at (212) 415-3098.

Thank you in advance for your cooperation in this matter.

Very truly yours,
/s/ Philip J. Angelastro

Philip J. Angelastro
Executive Vice President Finance and
Chief Financial Officer

cc:
Michael J. O’Brien, Esq. (Omnicom)
Rory T. Hood, Esq. (Jones Day)
Joel H. Trotter, Esq. (Latham & Watkins)
Eric A. Riso (KPMG)

ATTACHMENT 1

OMNICOM GROUP INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
(In millions, except per share amounts)

	Proposed Future Filings
	Three Months Ended March 31,		Year Ended December 31,
	2016	2015	2015
Revenue	$3,499.1	$3,469.2	$15,134.4
Operating Expenses:
Salary and service costs	2,624.6	2,597.2	11,257.7
Occupancy and other costs	300.1	318.0	1,233.6
Cost of services	2,924.7	2,915.2	12,491.3
Selling, general and administrative expenses	108.1	102.1	431.8
Depreciation and amortization	74.2	74.2	291.2
	3,107.0	3,091.5	13,214.3
Operating Income	392.1	377.7	1,920.1
Interest Expense	50.3	43.6	181.1
Interest Income	10.2	9.4	39.6
Income Before Income Taxes and Income (Loss) From Equity Method Investments	352.0	343.5	1,778.6
Income Tax Expense	115.5	112.7	583.6
Income (Loss) From Equity Method Investments	(0.2)	(1.0)	8.4
Net Income	236.3	229.8	1,203.4
Net Income Attributed To Noncontrolling Interests	17.9	20.7	109.5
Net Income - Omnicom Group Inc.	$218.4	$209.1	$1,093.9

Net Income Per Share - Omnicom Group Inc.:
Basic	$0.90	$0.84	$4.43
Diluted	$0.90	$0.83	$4.41

Dividends Declared Per Common Share	$0.50	$0.50	$2.00